SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER	E-MAIL ADDRESS
+852-2514-7630	lchen@stblaw.com

October 24, 2012

VIA EDGAR

Ms. Kristin Lochhead

Mr. Gary Todd

Mr. Brian Cascio

Mr. Louis Rambo

Mr. Timothy Buchmiller

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Ming Yang Wind Power Group Limited

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed on April 30, 2012

File No. 001-34866

Dear Ms. Lochhead, Mr. Todd, Mr. Cascio, Mr. Rambo and Mr. Buchmiller:

On behalf of our client, China Ming Yang Wind Power Group Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), we hereby provide the Company’s responses to the comment letter received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 11, 2012 that pertains to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F”). Set forth below are the Company’s responses to each of the Staff’s comments contained in the October 11, 2012 comment letter. The Staff’s comments are reproduced below in boldface type and are followed by the Company’s responses.

Leiming Chen    Philip M.J. Culhane    Daniel Fertig    Celia Lam    Chris Lin    Sinead O’Shea    Jin Hyuk Park    Youngjin Sohn    Kathryn King Sudol    Christopher Wong

Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK        BEIJING        HOUSTON        LOS ANGELES        LONDON        PALO ALTO        SÃO PAULO        TOKYO        WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT

* * *

Form 20-F for the fiscal year ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 63

Liquidity and Capital Resources, page 80

1.	We reference your responses to prior comments 3 and 4. We note that as of the end of September 2012, you have only collected 30% of outstanding trade receivables from December 31, 2011. Please explain to us when you expect to collect the outstanding receivables. In addition, please provide us with your analysis under paragraphs 58 and 59 of IAS 39 in determining that the financial asset is not impaired. In this regard, we see from your response that certain customers are unable to draw down on loans as originally planned to make payments under the related contracts.

The Company advises the Staff that as of the date of this response letter, RMB1,789.0 million had been collected, representing approximately 43% of the total outstanding trade receivables recorded in current assets as of December 31, 2011. The settlement analysis by ageing is illustrated as below:

	Balance as of December 31, 2011	Settlement as of October 24, 2012	O/S Balance as of October 24, 2012
	RMB’000	RMB’000	RMB’000
	A	B	C=A-B

Current	2,372,893	623,213	1,749,680

Less than 3 months past due	667,383	269,313	398,070

More than 3 months but less than 12 months past due	840,182	662,586	177,596

Amount past due over 12 months	290,393	233,924	56,469

Total	4,170,851	1,789,036	2,381,815

With reference to the above table and despite the existing tightened credit environment, the Company believes it has demonstrated an effective collection. Based on discussions with its customers regarding the progress of their respective loan financings, the Company expects to collect a further RMB600.0 million by the end of 2012. The Company expects the remaining outstanding balance to be collected in 2013 without incurring significant bad debt write-offs, mainly because (i) most of the Company’s customers are large wind power operators in PRC with state-owned equity interest, strong credit worthiness and good payment history with the Company; and (ii) historically, the Company has not incurred any significant bad debt or write-off on the trade receivables from its customers. As further described below, certain of these trade receivables as of December 31, 2011 were impaired.

SIMPSON THACHER & BARTLETT

The Company further advises the Staff that it assesses at the end of each reporting period whether there is any objective evidence that trade receivables are impaired in accordance with paragraph 58 of IAS 39. If any such evidence exists, the Company applies paragraph 63 of IAS 39 to determine the amount of any impairment loss. Paragraph 59 of IAS 39 sets out certain example of objective evidence that a financial asset or a group of assets is impaired including “observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.”

Accordingly, the Company had determined that certain trade receivables were impaired and an allowance for doubtful debts was provided as of December 31, 2011. The balance of allowance for doubtful debts as of December 31, 2011 was RMB61.8 million (as disclosed in Note 16(b) of Item 18, page F-57 of the Form 20-F). RMB16.6 million of the allowance for doubtful debts related to trade receivables that were individually evaluated due to the significance of the individual balance. The remaining RMB45.2 million of allowance for doubtful debts related to a group of trade receivables that were past due over three months and which shared similar credit risk characteristics. The Company determined the amount of the allowance for doubtful debts for trade receivables by reference to AG 84 to AG 92 of IAS 39.

Item 18. Financial Statements, page F-1

Note 14. Investments in Jointly Controlled Entities, page F-49

2.	Please enhance your disclosure in future filings to discuss when you recognize revenue from sales of wind turbines to the jointly controlled entities, similar to your response to prior comment 5.

The Staff’s comment is duly noted. The Company will enhance the referenced disclosure in its future filings.

SIMPSON THACHER & BARTLETT

Other

3.	Please provide the representations from the company set forth in the next to last paragraph of our letter dated August 30, 2012.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any question regarding this response letter, please do not hesitate to contact me at (+852) 2514-7630 (work) or (+852) 9032-1314 (cell), or by email at lchen@stblaw.com or my colleague Blake Dunlap by phone at (+852) 2514-7606 (work) or (+852) 9052-3388 (cell), or by email at bdunlap@stblaw.com.

Very truly yours,

Leiming Chen

Enclosures

cc:	Chuanwei Zhang, Chairman of the Board and Chief Executive Officer

Vincent Pang, Chief Financial Officer

China Ming Yang Wind Power Group Limited

Blake Dunlap, Counsel

Simpson Thacher & Bartlett

Denise Leung, Partner

KPMG